

October 3, 2014

<u>Via U.S. Mail</u>
Yousef Dasuka, CEO
UpperSolution.com
153 Lake Mead Parkway #2240
Henderson, NV 89015

  Re: **UpperSolution.com**
    Amendment No. 6 to Registration Statement on Form S-1
    Filed October 1, 2014
    File No. 333-190658

Dear Mr. Dasuka:

  Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we note the following:

<u>General</u>

1. Revise to include an updated consent from the registered public accounting firm. Refer to Item 601(b)(23) of Regulation S-K. In addition, you should revise to differentiate among those exhibits filed therein and those filed previously.

  If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing an amendment to correct the deficiencies.

  You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3457. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

        Sincerely,

        /s/ Maryse Mills-Apenteng

        Maryse Mills-Apenteng
        Special Counsel

cc: <u>Via E-Mail</u>
        Harold P. Gewerter, Esq.